Exhibit 99.1

IESI-BFC LTD. ANNOUNCES QUARTERLY CASH DIVIDENDS

Toronto, Ontario – September 17, 2009 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today  declared a regular cash dividend of Cdn$0.125 per share, payable on October 15, 2009, to shareholders of record at the close of business on September 30, 2009.

The Company also declared a special cash dividend of Cdn$0.125 per share, payable on October 15, 2009, to shareholders of record at the close of business on September 30, 2009.

The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Forward-looking statements
This press release contains forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected.  These factors include those set forth in the Company’s Annual Information Form for the year ended December 31, 2008.  Consequently, readers should not rely on such forward-looking statements.  In addition, these forward-looking statements relate to the date on which they are made.  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services for commercial, industrial, municipal and residential customers in five provinces and ten U.S. states. Its two brands, IESI and BFI Canada, are leaders in their respective markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. The company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

IESI-BFC Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com